Exhibit 17.1

RESIGNATION LETTER

October 11, 2010

To the Shareholders and Board of Directors of Metha Energy Solutions Inc.

Gentlemen:

This letter shall serve as notice that as of the date hereof, I hereby resign from my position as Director of the Board of Metha Energy Solutions Inc. (the "Corporation"). My resignation is mainly due to disagreements with the Corporation in relation to its view of how the management of Metha Energy Solutions Inc. should conduct itself going forward — particularly as it relates to corporate governance matters for a US public company, and the fact that I have lost confidence in Jesper Toft's role as the CEO of the company based on his performance.

Sincerely,

David J.P. Meachin